November 16, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:     H. Christopher Owings
                        Assistant Director

Re:       PNM Resources, Inc. Registration Statement on Form S-3 (SEC File No. 333‑128607) (the "Registration Statement")

Ladies and Gentlemen:

Set forth below are the responses of PNM Resources, Inc. (the "Registrant") to the comments of the Staff with respect to the above‑captioned Registration Statement contained in a letter from H. Christopher Owings to Terry R. Horn of the Registrant dated October 20, 2005.  The Registrant is filing today an Amendment No. 1 to the Registration Statement, including the responses described herein.  The Registrant is desirous of having the Registration Statement become effective as soon as practicable.  The Registrant has endeavored to respond fully to each of the Staff's comments.

For ease of reference, we have set forth the Registrant's responses in bold type and have also set forth each comment before the related response.  The comments are numbered to correspond to the comment number on Mr. Owings' comment letter.  The heading references (including references to page numbers) refer to the headings and page numbers in the initial Registration Statement corresponding to Mr. Owings' comment letter.

Selling Stockholders, page 2

1.            You indicate that the shares being sold pursuant to this registration statement were issued under the terms of an acquisition agreement with TNP.  Please tell us the exemption from registration you relied upon for the private sale and describe the facts that make the exemption available to you.  In addition, please also tell us the exemptions that were relied upon to distribute the shares to the current shareholders and describe the facts that make the exemptions available.

Securities and Exchange Commission
November 16, 2005

Response to Comment No. 1:  On June 6, 2005, the Registrant completed its acquisition of all of the outstanding common shares of TNP Enterprises, Inc. ("TNP"), which was a privately owned holding company for Texas-New Mexico Power Company and First Choice Power.  TNP's sole common stockholder was SW Acquisition, L.P., which the Registrant understands was organized by the selling stockholders for the sole purpose of investing in TNP in 2000.  SW Acquisition, L.P. had one general partner and 11 limited partners at the time the acquisition was completed.  Under the terms of the acquisition agreement, SW Acquisition, L.P. received 4,326,337 newly issued shares of the Registrant's common stock and approximately $87.6 million of cash, which cash amount is subject to certain post-closing adjustments.  The issuance of the shares to SW Acquisition, L.P. was made by the Registrant in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").  This reliance was based on the Registrant's conclusion that the issuance did not involve a public offering because (i) there was only one purchaser (i.e., SW Acquisition, L.P.), (ii) such purchaser was an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act and was financially sophisticated, (iii) such purchaser had access to, and received, disclosure concerning the Registrant and (iv) the offering was made without any general advertising or general solicitation.

On July 1, 2005, SW Acquisition, L.P. distributed the shares to its general partner and 11 limited partners.  Each of such general and limited partners, which are identified as the "selling stockholders" in the Registration Statement, is an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act and has confirmed to the Registrant that it acquired the shares for its own account or for one or more accounts (each of which is an institutional "accredited investor") as to which such selling stockholder exercises sole investment discretion.  The distribution was made without any general advertising or general solicitation.  Prior to such distribution, each of the selling stockholders agreed to not transfer the shares except in compliance with the Securities Act.  The Registrant understands that, based on the foregoing, SW Acquisition, L.P. has relied on the exemption referred to as "Section 4(1 ½)" with respect to its distribution of such shares to the selling stockholders.

In the event that the issuance of the shares to SW Acquisition, L.P. and the subsequent distribution of the shares to the general and limited partner were viewed as a single transaction, the Registrant believes that the transactions would continue to qualify for the exemption from registration provided by Section 4(2) of the Securities Act because (i) there was a limited number of purchasers, (ii) all of such purchasers were institutional accredited investors and were financially sophisticated, (iii) such purchasers had access to, and received, disclosure concerning the Registrant and (iv) the offering was made without any general advertising or general solicitation.

Securities and Exchange Commission
November 16, 2005

2.            Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers.  Additionally, tell us if the broker-dealer received the securities as underwriting compensation.  Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Response to Comment No. 2:  None of the selling stockholders are registered broker-dealers.  Other than Continental Casualty Company, Carlyle High Yield Partners, L.P., CIBC WG Argosy Merchant Fund 2, L.L.C., Co-Investment Merchant Fund 3, LLC and 75 Wall Street Associates LLC, none of the selling stockholders are affiliates of registered broker-dealers.  The Registrant has revised Amendment No. 1 to identify the selling stockholders that are affiliates of registered broker-dealers.

3.            Please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering.  Your analysis should address the following points:

  how long the selling shareholders have held the securities;

  the circumstances under which the selling shareholders received the securities;

  the selling shareholders' relationship to the issuer;

  the amount of securities involved;

  whether the sellers are in the business of underwriting securities; and

  whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

  the seller purchased in the ordinary course of business;

  and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response to Comment No. 3:  The Registrant and SW Acquisition, L.P. entered into the Stock Purchase Agreement on July 24, 2004, pursuant to which the shares were issued to SW Acquisition, L.P.  As discussed above in the Response to Comment No. 1, the shares were issued to SW Acquisition, L.P. on June 6, 2005 in partial consideration for the Registrant's purchase of TNP and were subsequently distributed by SW Acquisition, L.P. to its general partner and 11 limited partners.
The Stock Purchase Agreement specified a fixed ratio for the shares issued to SW Acquisition, L.P.  Accordingly, SW Acquisition, L.P. and the selling stockholders have, in effect, been subject to the full market risk of fluctuations in the value of the

Securities and Exchange Commission
November 16, 2005

shares for approximately 15 months.  The shares were issued to SW Acquisition, L.P. on June 6, 2005, and it thereby assumed all risks of ownership to the shares.  The shares constitute approximately 6.3% of the Registrant's outstanding shares.

The Registrant will not receive any of the proceeds from the sale of the shares by the selling stockholders.

None of the selling stockholders have held any position or office or have had any material relationship with the Registrant or any of its affiliates within the past three years and, other than the shares being registered, none of the selling stockholders are the beneficial or registered holders of any shares of the Registrant.  Each of the selling stockholders has represented to the Registrant that it is not in the business of underwriting securities.  The Registrant does not believe that the selling stockholders are a conduit for the Registrant.

This offering does not share the characteristics of the "equity lines of credit" for which the Staff has shown concern.  The Registrant has simply registered the resale of shares held by non-affiliate selling stockholders that were issued in a private placement as consideration for an acquisition of a closely held private company.  Based on the foregoing, the Registrant believes that the resale of the shares is not properly characterized as an indirect primary offering.

In response to the second part of the Staff's comment, the Registrant has updated Amendment No. 1 to disclose that none of the selling stockholders who are affiliates of broker-dealers acquired the shares outside the ordinary course of business or, at the time of the acquisition of the shares, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the shares.

4.            Please revise to provide information as of a date as close as practical to the desired effective date.

Response to Comment No. 4:  In response to the Staff's request, the Registrant has updated the disclosures in Amendment No. 1 as of the latest practicable date.

5.            We note that all of the selling stockholders are non-natural persons.  Please disclose the natural persons who exercise sole or shared voting or investment power over the entity.  See Telephone Interpretation 4S in the Regulation S-K section of the March 1999 Telephone Interpretation Manual.  If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

Response to Comment No. 5:  In response to the Staff's comment, the Registrant has disclosed in Amendment No. 1 the names of the individuals who exercise sole or shared voting and/or investment power with respect to the securities to be offered

Securities and Exchange Commission
November 16, 2005

for resale by all non-SEC reporting legal entities, as reported to the Registrant by the selling stockholders.  The Registrant has also added footnotes in Amendment No. 1 disclosing that Continental Casualty Company is an indirect, wholly-owned subsidiary of CNA Financial Corporation, which is an SEC-reporting company, and that 75 Wall Street Associates LLC is an affiliate of Allianz Aktiengesellschaft, which is an SEC-reporting company.  The Registrant has been advised that, other than Continental Casualty Company and 75 Wall Street Associates LLC, none of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies.

A copy of Amendment No. 1 is being filed on which are marked all changes from the initial Registration Statement, including those made in response to the Staff's comments.

If you have any questions regarding this letter or the Registration Statement, please call me at (505) 241-4935.

Very truly yours,
/s/ Charles L. Moore
Charles L. Moore
Assistant General Counsel, SEC Reporting and Corporate Transactions, PNM Resources, Inc.

cc:        Lisa Beth Lentini
             Peggy Kim
             (Securities and Exchange Commission)

             Terry R. Horn
             (PNM Resources, Inc.)

            Timothy Michael Toy
            William S. Anderson
            (Bracewell & Giuliani LLP)